KY 1-3-03

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECU [barcode] MMISSION
02053976

SEC FILE NUMBER
8-18333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 31 2002 WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries
([redacted])

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hazel Cohen — 917-332-4174
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
CIBC World Markets Corp. and subsidiaries:

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and subsidiaries (the "Company") as of October 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of CIBC World Markets Corp. and subsidiaries at October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 17, 2002

CIBC WORLD MARKETS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED OCTOBER 31, 2002
(000's omitted)

ASSETS

ASSETS:	
Cash	$ 62,928
Cash segregated pursuant to federal and other regulations	5,165
Securities purchased under agreements to resell	3,390,364
Receivable from broker-dealers and clearing organizations	2,138,539
Receivable from customers, net	701,847
Securities owned, at market value, includes $325,685 of securities pledged	949,158
Exchange memberships owned, at cost (market value $17,137)	3,323
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $53,012	77,329
Intangible assets, net of accumulated amortization of $19,348	14,570
Income taxes receivable	242,439
Other assets	313,526
Total assets	$ 7,899,188

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Short-term loan	$ 41,000
Drafts payable	39,329
Securities sold under agreements to repurchase	2,402,054
Payable to broker-dealers and clearing organizations	1,969,018
Payable to customers	860,299
Securities sold, not yet purchased, at market value	359,203
Accrued employee compensation and benefits	306,297
Other liabilities and accrued expenses	338,483
	6,315,683
COMMITMENTS AND CONTINGENCIES (Notes 11 and 15)	
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,045,500
SHAREHOLDERS' EQUITY:	
Common stock, par value $.25 per share; 6,000 shares authorized; 5,034 shares issued and outstanding	1,259
Additional paid-in capital	665,262
Accumulated deficit	(128,516)
	538,005
Total liabilities and shareholders' equity	$ 7,899,188

See notes to consolidated statement of financial condition.

CIBC WORLD MARKETS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("Inc."). The Canadian Imperial Bank of Commerce ("CIBC" or the "Parent") owns 100% of the common stock of Inc.

All material intercompany balances and transactions have been eliminated in consolidation.

Nature of Business

The Company engages in providing clients and counterparties with a full range of services in connection with securities transactions, investment banking, investment management and acting as a dealer in securities. In addition, the Company is a primary dealer in U.S. government securities.

Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on listed market prices. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets.

Securities Purchased Under Agreements to Resell
and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(000's omitted)

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by counterparty when permitted.

Collateral

The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3 and deposit requirements with clearing organizations. At October 31, 2002, the market value of collateral accepted under reverse repurchase agreements, in securities borrow transactions and for customer margin loans was $5,946,603 of which $5,487,106 was sold or repledged. Included in other assets are securities under control with a market value of $38,287 which the Company received in lieu of cash to collateralize certain securities lending transactions. The obligation to return these securities is included in other liabilities and accrued expenses at market value.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided on a straight-line basis over their useful lives. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Intangible Assets

Intangible assets consisting of goodwill relating to acquisitions had been amortized on a straight-line basis over various periods. At October 31, 2002, the Company had unamortized goodwill of $14,570. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No.142, *Goodwill and Other Intangible Assets*. SFAS No. 142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. It was effective for fiscal years beginning after December 15, 2001, but early adoption was permitted. The Company early adopted SFAS No. 142 on November 1, 2001 and has, as such, tested its goodwill for impairment. There were no impairment charges as a result of these tests.

Use of Estimates

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding certain trading inventory valuations, the potential outcome of litigation and other matters that affect the consolidated statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the consolidated statement of financial condition is prudent and reasonable. Actual results could differ materially from these estimates.

(000's omitted)

Fair Value of Certain Liabilities

Liabilities subordinated to claims of general creditors are recorded at their carrying amounts, which are a reasonable estimate of fair value.

Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported in shareholders' equity as a component of accumulated deficit on the consolidated statement of financial condition.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

2. CASH SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

Cash segregated pursuant to federal and other regulations includes cash segregated under the requirements of the Commodity Exchange Act and represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

3. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2002 are as follows:

Receivable from broker-dealers and clearing organizations:	
Securities borrowed	$ 1,767,410
Clearing organizations	61,130
Securities failed to deliver	68,024
Broker-dealers	226,073
Other	15,902
	$ 2,138,539
Payable to broker-dealers and clearing organizations:	
Securities loaned	$ 1,660,470
Clearing organizations	21,042
Securities failed to receive	152,441
Net trade-date accrual	124,768
Other	10,297
	$ 1,969,018

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(000's omitted)

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Balances receivable from customers are generally collateralized by marketable securities. Payable to customers primarily represents free credit balances of customers and amounts payable against receipts of marketable securities.

Receivable from customers is net of an allowance for doubtful accounts of $5,615 as of October 31, 2002.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of October 31, 2002 include trading and investment securities and consist of the following (at market value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 112,392	$ 129,705
Canadian government and provincial obligations	224,267	146,380
State and municipal obligations	75,870	386
Corporate bonds	113,404	31,864
Stocks and warrants	124,331	47,231
Money market funds	295,172	-
Options	3,722	3,637
	$ 949,158	$ 359,203

6. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, investment management services and services related to investment banking and financial products activities. In addition, certain revenues and expenses are allocated among affiliates and the Company in an agreed-upon basis under a master servicing agreement. The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated statement of financial condition:

Assets:	
Securities purchased under agreements to resell	$ 35,964
Receivable from broker-dealers and clearing organizations	241,431
Receivable from customers	28,794
Income taxes receivable	55,909
Service fees receivable	25,996
Other assets	1,802

(000's omitted)

Liabilities:	
Securities sold under agreements to repurchase	$ 250,302
Payable to broker-dealers and clearing organizations	1,452,955
Payable to customers	542,264
Service fees payable	5,779
Other liabilities and accrued expenses	2,732
Subordinated liabilities	1,045,500

In addition, the Company has pledged securities with a market value of $921,862 against securities borrowed from an affiliate with a market value of $891,135.

The Company has agreements with CIBC under which the Company utilizes office space and other assets of CIBC.

7. OVERNIGHT FEDERAL FUNDS SALE

Included in other assets is an unsecured receivable which represents the overnight sale of excess federal funds and bears interest at the prevailing market rates for such transactions.

8. SHORT–TERM LOAN AND DRAFTS PAYABLE

The short-term loan at October 31, 2002 consists of an uncollateralized overnight bank loan which bears interest at the prevailing rate for overnight borrowings. Drafts payable represent amounts drawn by the Company against various banks.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors as of October 31, 2002, consist of the following:

Subordinated loan due November 2002	$ 400,000
Subordinated loan due July 2003	249,500
Subordinated loan due November 2004	75,000
Subordinated loan due December 2004	321,000
	$ 1,045,500

The subordinated loan maturing in the year 2003 is payable to an affiliate and bears interest at the three-month LIBOR rate plus forty-five basis points. The subordinated loans maturing in 2002 and November and December 2004 are payable to an affiliate and bear interest at 6.65%, 6.80% and 6.80% per annum, respectively. The Company has a revolving subordinated loan facility which represents a commitment by an affiliate to lend the Company a maximum of $400,000. This committed facility expires in July 2005. As of October 31, 2002, the revolving subordinated loan facility was not utilized.

(000's omitted)

The liabilities subordinated to claims of general creditors are subordinated to all existing and future claims of all nonsubordinated creditors of the Company and have been approved as regulatory capital and constitute part of the Company's net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

On November 29, 2002, the $400,000 subordinated loan matured and was replaced with a $400,000 subordinated loan maturing March, 2008. This borrowing is payable to an affiliate and has been approved as regulatory capital under the SEC Uniform Net Capital Rule.

10. INCOME TAXES

The Company is part of the consolidated US federal income tax return filed by Inc. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's tax liability or benefit is to be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's share of the liability or benefit realized by the consolidated group is due to, or, from Inc.

Under SFAS No. 109, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at current income tax rates. Under certain circumstances, estimates are used in the determination of temporary differences.

Included in income taxes receivable at October 31, 2002 is a net deferred tax asset of $ 186,530 comprised of the following:

Net operating loss carryforward	$ 57,556
Deferred compensation	16,638
Goodwill	15,999
Reserves	50,890
Write-off/depreciation	16,473
Other post employment benefits	19,416
Other	9,558
Net deferred tax asset	$ 186,530

The Company had no deferred tax valuation allowance at October 31, 2002. The Parent and the Company believe that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration. In this regard, the Parent has initiated various expense management initiatives, refocused its business activities and committed to provide additional capital to Inc, which will generate additional income for Inc.

As of October 31, 2002, the Company had net operating loss ("NOL") carryforwards of approximately $130,000 available for future utilization. These NOLs will expire in 2022 for federal, NYS and NYC purposes.

(000's omitted)

11. COMMITMENTS AND CONTINGENCIES

Long-Term Lease Commitments

The Company occupies office premises under noncancelable leases expiring on various dates through 2013. The Company's principal offices are located in New York City. At October 31, 2002, aggregate minimum rental commitments for office space leases are as follows:

2003	$ 53,655
2004	52,012
2005	46,848
2006	40,459
2007	17,423
In aggregate thereafter	77,590
	$287,987

The leases contain provisions for additional charges for operating expenses.

Other Commitments

The Company had outstanding commitments to fund investments in partnerships of approximately $28,108 at October 31, 2002.

Operational Risk

In the normal course of business, the Company is subject to operational risk including trade execution errors, litigation and losses on unsecured receivables.

Litigation

The Company, CIBC and in some cases certain of its affiliates have been named as defendants in five Enron related actions along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants. Three of those cases are putative class actions brought on behalf of individuals who purchased Enron or NewPower securities. The remaining two actions were brought by purchasers of Martin Water Trust notes issued by an Enron special purpose entity. CIBC believes that each of these lawsuits filed against CIBC and its affiliates is without merit and intends to defend each of these actions vigorously.

Additionally, the Company, CIBC and certain of its affiliates have received inquiries and requests for information from various regulatory and governmental agencies and a U.S. Senate committee regarding certain transactions and business relationships with Enron and its affiliates. CIBC will continue to cooperate fully with these authorities and with such other agencies and authorities as may request information.

(000's omitted)

Many aspects of the Company's business involve substantial risks of potential liability. In the normal course of business, the Company has been named a defendant in numerous civil actions. Several of these actions are class actions, purportedly brought on behalf of various classes of claimants, which demand damages in large or indeterminate amounts.

In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The amounts sought from the Company in pending litigation and other claims are substantial. Nevertheless, after considering all relevant facts and the opinions of the Company's general counsel as well as outside counsel, it is the opinion of the management of the Company that the resolution of such litigation and other claims will not in the aggregate have a material adverse effect on the Company's financial position.

12. EMPLOYEE BENEFIT PLANS

The Company has defined contribution plans, which meet the requirements of Section 401(k) of the Internal Revenue Code.

13. POSTRETIREMENT BENEFITS

The Company currently provides certain health care and life insurance benefits to eligible retired employees. The FASB's SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," requires the accrual of the expected costs of providing these benefits during the years that the employee renders the necessary service.

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan").

The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The affiliates' funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

14. RESTRUCTURING

The Company had recorded restructuring charges during the years ended October 31, 2001 and 2002 for reductions in staff levels as the result of continued low levels of business activity in capital markets and investment banking. The reductions relating to the 2002 restructuring will result in the elimination of approximately 247 positions and shall be substantially complete by the 4th quarter of 2003. At October 31, 2002 the Company had a liability of $25,546 recorded related to such restructurings.

(000's omitted)

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the consolidated statement of financial condition at the October 31, 2002 market value of the securities. The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2002.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forward and futures contracts, when issued securities and the writing of exchange-traded and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and when issued securities from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in market values of the underlying instruments.

The contractual or notional amounts of these instruments as of October 31, 2002 are set forth below:

Financial futures contracts:		
Commitments to purchase	$	577,000
Commitments to sell		794,300
Forward financing transactions:		
Commitments to purchase	$	200,000
Forward foreign currency contracts:		
Commitments to purchase	$	1,169
Exchange traded options:		
Securities and stock indices purchased	$	62,090
Securities and stock indices written		52,077

The notional or contractual amounts above do not represent the potential market risk to the Company but are an indication of the volume of these transactions. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

The notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the market value of the securities delivered exceeds the value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As general partner, the Company, is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings.

The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

16. TRADING AND RELATED ACTIVITIES

Derivative instruments held for trading purposes are reflected at fair value in the consolidated statement of financial condition. The fair value of derivative financial instruments at October 31, 2002, is included in receivable from broker-dealers and clearing organizations for financial futures contracts and forward foreign currency contracts and securities owned, at market value for equity option.

CIBC WORLD MARKETS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002
(000's omitted)

17. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member firm of the New York Stock Exchange ("NYSE"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of funds required to be segregated, as defined by the CFTC, whichever is greater.

As of October 31, 2002, the Company's net capital under the Uniform Net Capital Rule was $864,639 and the amounts in excess of 2% and 5% of aggregate debit items were $841,681 and $807,243, respectively.

Certain financial information of the Company's subsidiaries is included in the accompanying consolidated statement of financial condition but not included in the Company's net capital computation. As of October 31, 2002, these balances consisted of assets of $38,173 and liabilities of $16,763.

The Company performs a required computation for proprietary accounts of introducing brokers ("PAIB") similar to the customer reserve computation set forth in SEC Rule 15c3-3. As of October 31, 2002, the PAIB debits aggregated $314,481, PAIB credits totaled $377,567, and excess debits in the customer reserve computation totaled $345,961, therefore no reserve was required.

18. EVENTS OF SEPTEMBER 11, 2001

The Company's operations located at One World Financial Center ("WFC") adjacent to the World Trade Center were directly affected by the events of September 11, 2001. These events caused the temporary relocation of employees from WFC to the Company's other major premises in midtown Manhattan, as well as to temporary locations in New York City.

Insurance payments of $62,920 on account of insurance claims have been received in 2002. Although the Company is still in discussions with its insurance carrier as to the ultimate settlement amount, insurance recoveries for amounts for which recovery is deemed probable have been recorded. There have been no insurance recovery amounts recorded under the business interruption insurance claim as negotiations are ongoing. Management continues to evaluate various permanent premises options. The financial impact of these decisions, including related insurance recoveries, is not determinable at the time of the preparation of this consolidated statement of financial condition.

19. SUBSEQUENT EVENT

On December 10, 2002, CIBC announced in a press release that Fahnestock Viner Holdings Inc. agreed to acquire the US Oppenheimer Private Client and Asset Management Divisions of CIBC World Markets Corp. The transaction is expected to close by the end of the first quarter of calendar 2003.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

December 17, 2002

CIBC World Markets Corp. and subsidiaries
245 Park Avenue
New York, NY 10007

In planning and performing our audit of the consolidated financial statements of CIBC World Markets Corp. and subsidiaries (a Delaware corporation and wholly owned subsidiary of CIBC World Market Holdings, Inc.) (the "Company") for the year ended October 31, 2002 (on which we issued our report dated December 17, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, shareholders, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CIBC WORLD MARKETS CORP. AND SUBSIDIARIES
(S.E.C. I.D. No. 8-18333)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulation 1.10(g) under the
Commodity Exchange Act as a PUBLIC DOCUMENT.